FORM 6-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

China Netcom Group Corporation (Hong Kong) Limited Building C, No. 156, Fuxingmennei Avenue Xicheng District Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the exercise of over-allotment option by the Joint Global Coordinators on behalf of the U.S. Underwriters and the International Underwriters on December 6, 2004, made by China Netcom Group Corporation (Hong Kong) Limited (“registrant”) in English on December 6, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Zhang Xiaotie By /s/ Oliver E Lixin

Name: Zhang Xiaotie and Oliver E Lixin Title: Joint Company Secretaries

Date: December 6, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not, and is not intended to be, an offer of securities of the Company for sale in the United States, and is not for distribution into the United States. Securities may not be offered or sold in the United States absent registration or an exemption therefrom. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company has registered a certain portion of the offering for sale in the United States with the United States Securities and Exchange Commission.

Unless otherwise defined in this announcement, terms defined in the prospectus of the Company dated 4 November 2004 (the “Prospectus”) have the same meanings when used in this announcement.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

EXERCISE OF OVER-ALLOTMENT OPTION

The Company announces that the Over-allotment Option mentioned in the Prospectus was exercised in full by the Joint Global Coordinators on behalf of the U.S. Underwriters and the International Underwriters on 6 December 2004 in respect of an aggregate of 156,897,000 Shares, representing approximately 15% of the Offer Shares initially available under the Global Offering. 142,634,000 Shares will be issued and allotted by the Company, and 14,263,000 Shares will be sold by the Selling Shareholders, both at HK$8.48 per Share, which is the same price per Share under the U.S. Offering and the International Offering. This price is equivalent to the Offer Price in the Hong Kong Public Offering of HK$8.40 plus brokerage of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Hong Kong Stock Exchange trading fee of 0.005%.

The Company announces that the Over-allotment Option mentioned in the Prospectus was exercised in full by the Joint Global Coordinators on behalf of the U.S. Underwriters and the International Underwriters on 6 December 2004 in respect of an aggregate of 156,897,000 Shares (the “Over-allotment Shares”), representing approximately 15% of the Offer Shares initially available under the Global Offering. Among the Over-allotment Shares, 142,634,000 Shares will be issued and allotted by the Company, and 14,263,000 Shares will be sold by the Selling Shareholders, both at HK$8.48 per Share, which is the same price per Share under the U.S. Offering and the International Offering. This price is equivalent to the Offer Price in the Hong Kong Public Offering of HK$8.40 plus brokerage of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Hong Kong Stock Exchange trading fee of 0.005%. The Over-allotment Shares will be used to return to CNC BVI in full the 156,897,000 borrowed Shares, which were used to cover over-allocations in the U.S. Offering and the International Offering.

Listing of and permission to deal in the Over-allotment Shares have already been granted by the Listing Committee of the Hong Kong Stock Exchange. Dealings in such Over-allotment Shares are expected to commence on the Main Board of the Hong Kong Stock Exchange at 9:30 a.m. on 8 December 2004.

The shareholding structure of the Company immediately before and immediately after the issue by the Company and the sale by the Selling Shareholders of the Over-allotment Shares are as follows:

	Immediately before the issue and sale of the Over-allotment Shares		Immediately after the issue and sale of the Over-allotment Shares

Shareholder	Number of Shares	Approximate percentage of the Company's issued share capital	Number of Shares	Approximate percentage of the Company's enlarged issued share capital

Selling Shareholders	4,959,411,000	76.9%	4,945,148,000	75.0%
Public shareholders	1,491,484,000	23.1%	1,648,381,000	25.0%
Total number of Shares	6,450,895,000	100.0%	6,593,529,000	100.0%

The net proceeds of approximately HK$1,169,938,839.46 from the issue of 142,634,000 Shares by the Company pursuant to the exercise of the Over-allotment Option will be used by the Company for the same purposes and allocation percentages as set out in the section headed “Future plans and use of proceeds — Use of proceeds” in the Prospectus, and the net proceeds of approximately HK$116,750,984.59 from the sale of 14,263,000 Shares by the Selling Shareholders will be contributed to the PRC national social security fund.

By Order of the Board Zhang Chunjiang Chairman

Hong Kong, 6 December 2004

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch and Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.